Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES VOTING RESULTS FROM THE 2014 ANNUAL MEETING OF SHAREHOLDERS

Calgary, Alberta, Canada – May 15, 2014

Precision Drilling Corporation (“Precision”) held its annual meeting of shareholders in Calgary on May 14, 2014.  A total of 225,289,081 shares (approximately 77.06% of the outstanding common shares) were represented in person or by proxy.  During the meeting, shareholders approved the following:

1.	The appointment of 9 board members (8 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:
Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
William T. Donovan	209,709,190	99.38%	1,306,803	0.62%
Brian J. Gibson	209,713,562	99.38%	1,302,431	0.62%
Allen R. Hagerman	209,718,281	99.39%	1,297,712	0.61%
Catherine J. Hughes	210,302,226	99.66%	713,755	0.34%
Stephen J.J. Letwin	203,884,075	96.62%	7,131,918	3.38%
Kevin O. Meyers	204,804,022	97.06%	6,211,971	2.94%
Patrick M. Murray	209,485,013	99.27%	1,530,980	0.73%
Kevin A. Neveu	208,125,470	98.63%	2,890,523	1.37%
Robert L. Phillips	191,345,931	90.68%	19,670,062	9.32%

2.	The appointment of KPMG LLP as Precision’s auditors.

3.
Management’s approach to executive compensation (say on pay) disclosed in Precision’s management information circular, with 98.18% of shares represented at the meeting voting in favour of the advisory resolution.

Final voting results on all matters voted on at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com